CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of July 2003                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Natuzzi S.p.A. Announces Second Quarter and First Half 2003 Financial Results and Conference Call

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--July 31, 2003--Natuzzi S.p.A. (NYSE: NTZ) announces that SECOND QUARTER and FIRST HALF 2003 FINANCIAL RESULTS will be released on Wednesday, September 3, 2003 at 4:00 p.m. New York time (9:00 p.m. London time - 10:00 p.m. Italian time).
    Pasquale Natuzzi, Chief Executive Officer and Chairman, Giuseppe Desantis, Vice Chairman, Nicola Dell'Edera, Finance Director, and Fred Starr, Chief Executive Officer and President of Natuzzi Americas, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time
- 4:00 p.m. Italian time) on September 4, 2003.
    Replay of this event will be available on our web-site www.natuzzi.com starting from 3:00 p.m. Italian time on September 5, 2003.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 128 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 76 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    CONTACT: Natuzzi S.p.A.
             Investor Relations Department
             Tel. +39-080-8820-412
             E-mail: investor_relations@natuzzi.com

                                                                       CONFORMED


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            NATUZZI S.p.A.
                                                            (Registrant)


Date:  31st July 2003                              By: /s/ GIUSEPPE DESANTIS
                                                       -------------------------
                                                             Giuseppe Desantis